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SECURITII █████████ ION

07003432

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-009528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/06____ AND ENDING____12/31/06____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS INVESTMENT COMPANY, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MASSACHUSETTS AVENUE, NW
                                    (No. and Street)

WASHINGTON   DC   20005
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDOLPH GREGG   (202) 293-1900
                                              (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
                  (Name- if individual, state last, first, middle name)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
⊠ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91)   *Potential persons who are to respond to the collection of information contained in this form are not
                        required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, _____RANDOLPH GREGG_____, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of ___MUTUAL FUNDS INVEST5MENT COMPANY, INC._____; as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____ 2/17/07
Notary Public

My Commission expires 11/1/08

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mutual Funds Investment Company, Inc.

We have audited the accompanying statement of financial condition of Mutual Funds Investment Company, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Investment Company, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

February 23, 2007

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 80,068
Equity mutual funds at Market Value (Cost $89,553)	105,746
Prepaid expenses	60
Total assets	$ 185,874

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 195
Income taxes payable - current	5,199
Income taxes payable - deferred	4,044
Total liabilities	9,438

Stockholders' equity

Common stock ($1 Par-1000 shares issued, 750 shares outstanding)	1,000
Additional paid-in capital	25,334
Retained earnings	285,442
Less: Treasury stock (250 shares, at cost)	(135,340)
Total shareholders' equity	186,436
Total liabilities and shareholders' equity	$ 185,874

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenue	
Mutual fund commissions and fees	$ 36,083
Net gain on equity mutual funds owned	2,585
Dividends	9,585
	48,517
Expenses	
Commissions	3,562
Accounting fees	7,525
Regulatory expenses	995
Rent	10,686
Telephone	495
Other expenses	265
	23,528
Net income (loss) before income taxes	24,989
Income tax expense (benefit)	
Current	
Federal $2,990, District of Columbia $2,121	5,155
Deferred	
Federal $428, District of Columbia $284	712
	5,867
Net income (loss)	$ 19,122

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional paid-in Capital	Retained Earnings	Treasury Stock
Balance on January 1, 2006	$ 1,000	$ 25,334	$ 280,820	$ (135,340)
Net income (loss)	-	-	19,122	-
Dividends paid in cash	-	-	(14,500)	-
Balance on December 31, 2006	$ 1,000	$ 25,334	$ 285,442	$ (135,340)

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income/(loss)	$ 19,122
Adjustments to reconcile net income to net cash	
Realized gain on equity mutual funds	-
Unrealized gain on equity mutual funds	(8,968)
Changes in other assets and liabilities	
Income taxes receivable	-
Prepaid expenses	1,781
Income taxes payable	2,182
Deferred income taxes	712
Net cash flows from operating activities	14,829
Cash flows from investing activities	
Purchases of equity mutual funds	(-)
Sale of equity mutual funds	-
Cash flows from investing activities	(-)
Cash flows from financing activities	
Dividends paid	(14,500)
Increase (decrease) in cash and cash equivalents	329
Beginning cash and cash equivalents	79,739
Ending cash and cash equivalents	$ 80,068

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D. C.

NOTES TO FINANCIAL STATEMENTS.

AS AT DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Mutual Funds Investment Company, Inc. (the Company) is a securities broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of National Association of Securities Dealers, Inc. (NASD).

NOTE 2 - ACCOUNTING POLICIES

Cash and cash equivalents include cash on deposit in banks and money market mutual funds.

The firm uses the accrual method of accounting.

Security transactions are recorded on settlement date. Equity mutual funds held as investments are carried at market value with the change in unrealized appreciation or depreciation included currently in operating income.

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net unrealized gain on equity mutual funds held as investments is the only temporary difference at December 31, 2006.

NOTE 3 - CAPITAL REQUIREMENTS

The firm is subject to the net capital rule of the Securities and Exchange Commission. The rule requires that the firm's ratio of "aggregate indebtedness", as defined, to "net capital", as defined, not exceed 15 to 1. At December 31, 2006, the firm's ratio of aggregate indebtedness to net capital was .0006 to 1, and net capital was $158,981 as compared to the required minimum net capital of $25,000.

NOTE 3 - BUSINESS ACTIVITIES

During 2006 the firm limited its business activities to the purchase, sale and redemption of shares of registered investment companies. Securities of customers were not accepted for safekeeping. The company does not routinely accept customer's funds and any funds sent to the company, which consisted solely of checks payable to registered investment companies, were promptly remitted. The company is therefore exempt from the customer reserve requirements of SEC rule 15c3-3 under section (k)(1).

NOTE 4 - OFFICE LEASE COMMITMENT

In accordance with the terms of a lease for office space which has expired, the firm is continuing to occupy the office space on a month to month basis.

NOTE 5 - CASH

At December 31, 2006, cash included $76,650 invested in the T. Rowe Price Summit Fund, a money market mutual fund.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted auditing standards requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Total stockholders' equity	$ 176,436
Deductions and/or charges	
Non-allowable assets - prepaid expenses	60
Net capital before haircuts on securities positions	176,376
Haircuts on securities	17,395
Net capital	$ 158,981

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

DECEMBER 31, 2006

Minimum net capital required	$ 629
Minimum dollar net capital requirement	$ 25,000
Net capital requirement	$ 25,000
Excess net capital at 1500%	$ 133,981
Excess net capital at 1000%	$ 158,037

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 9,438
Percentage of aggregate indebtedness to net capital	6%

See accompanying notes to financial statements.

MUTUAL FUNDS INVESTMENT COMPANY, INC.

WASHINGTON, D.C.

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

DECEMBER 31, 2006

The difference between the computation of net capital under rule 15c3-1 in this report and such computation in respondent's most recent unaudited filing is primarily due to a $6,182 adjustment due to an increase in the accrued tax liability.

	RESPONDENT'S MOST RECENT FILING	THIS REPORT
Net capital requirement	$ 25,000	$ 25,000
Net Capital	$ 163,685	$ 158,981

See accompanying notes to financial statements.

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Mutual Funds Investment Company, Inc.

In planning and performing our audit of the financial statements of Mutual Funds Investment Company, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17-a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Battof & Company, P.C.

February 23, 2007

END